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                                [Company Logo]
Press Release                                                       EXHIBIT 99.2
                   Satyam sets up Offshore Solutions Center
                         for TRW Automotive in Chennai

Hyderabad, March 17, 2003: Satyam Computer Services Ltd. (NYSE: SAY), a leading global provider of IT services, announced today the recent launch of its Offshore Solutions Center (OSC) in Chennai to cater to the IT service requirements of U.S.-based TRW Automotive, one of Satyam's largest customers. The facility was inaugurated by Mr. Joe Drouin, Vice President and CIO of TRW Automotive on March 10, 2003.

TRW Automotive is the world leader in automotive safety, developing and producing the industry's widest variety of active and passive systems.

Commenting on the occasion, Mr. Drouin said, "We're very excited about establishing the OSC with Satyam. This is an important step in furthering our relationship, and it will deliver significant value to TRW Automotive".

Speaking of this milestone Dr. Keshab Panda, Senior Vice President, Satyam Computer Services said, "TRW Automotive has been a valued customer of Satyam. The opening of this facility establishes strong governance and management oversight to manage our relationship and performance, as all the OSC resources will henceforth be working at the same offshore location. I am confident that both TRW Automotive and Satyam will derive substantial benefit from the new Offshore Solution Center (OSC)," he added.

Mr. Manish Mehta, Satyam's Senior Vice President and head of the Automotive business unit added, "We are happy to have been associated with TRW since a long time. The opening of the Offshore Solutions Center is yet another milestone in our relationship with TRW Automotive. With our rich knowledge of the Automotive domain and the committed OSC team, we are confident of delivering greater value to TRW Automotive".

The Offshore Solutions center will offer services in key areas such as Process Consulting, Business Process Re-engineering, Application Management, Quality Consulting and Managed IT services amongst several others.

Satyam already houses a Center of Excellence catering to Automotive domain knowledge in Chennai. The setting up of the Offshore Solutions Center will extend the IT organization virtually. It will enable Satyam to leverage its knowledge base and contribute to the overall strategy and planning issues of TRW in terms of both resources and technology.

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                                [Company Logo]

About TRW Automotive

TRW Automotive's sales place it eighth largest among the world's automotive suppliers. Now the seventh largest firm headquartered in the Detroit Metropolitan area, the company employs approximately 64,000 people in 22 countries.

TRW Automotive is headquartered in Livonia, Michigan, USA. Its products include integrated vehicle control and driver assist systems, braking systems, steering systems, suspension systems, occupant safety systems (seat belts and airbags), electronics, engine valves, fastening systems and aftermarket replacement parts. TRW Automotive news is available on the Internet at www.trwauto.com.

About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 9300 highly skilled professionals in Satyam work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors.

Satyam's ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, USA, UK, Middle East, Singapore, Japan and Australia serve over 270 global companies, of which 76 are Fortune 500 corporations. The Satyam marketing network spans 45 countries across five continents.

More details of Satyam are available at www.satyam.com.

For any clarifications, please contact:

        Abhijit Roy                   Ramnath Peddinti
        General Manager               Manager
        Corporate Communications      Corporate Communications
        Satyam Computer Services Ltd. Satyam Computer Services Ltd.
        Ph: 040 2 3306767 extn.7843   Ph: 040 2 330 6767 extn. 7804
        Mobile: 98494 46253           Mobile: 98493 11911
        Email: abhijit_roy@satyam.com Email: ramnath_peddinti@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading "Risk Factors" in our report on Form 6-K concerning the fiscal quarter ended December 31, 2002 furnished to the United States Securities Exchange Commission on February 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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